

Mail Stop 3561

March 26, 2008

Mr. Paul Fishkin
EN2GO International, Inc.
2921 W. Olive Ave.
Burbank, CA 91505

> **Re:** **EN2GO International, Inc.**
> **Form 10-K for the year ended August 31, 2008**
> **Filed December 15, 2008**
> **Form 10-Q for the fiscal quarter ended November 30, 2008**
> **File No. 0-50480**

Dear Mr. Fishkin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Jennifer Thompson
Accounting Branch Chief